Computation of Earnings Per Share
Exhibit 11


                                For the years ended December 31     Six months
                              ---------------------------------       ended
                                1994        1995        1996       June 30, 1997
                                ----        ----        ----      --------------
Primary and Fully-diluted:

Net income (loss)             ($15,230)    ($3,721)    $43,073       $155,342

Weighted average shares
  outstanding(1)             1,141,333   1,141,333   1,141,333      1,244,011

Earnings (loss) per
  share(2)                      ($0.01)       --         $0.04          $0.12
                             =========   =========   =========     ==========

(1) Where appropriate, reflects the acquisitions, the Recapitalization and the reverse stock split

(2) Primary and fully-diluted earnings(loss) per share are computed by dividing net income(loss) by the weighted average number of shares outstanding